

The Mindful Mutt:
Holistic dog care that gives back

Prepared By:
Deanna Anderson
Owner
631-680-9202
themindfulmuttboston@gmail.com

Executive Summary

Mission Statement

The Mindful Mutt's mission is to provide professional, safe, healthy, educated and enthusiastic care for our clients' pets, providing our clients with peace-of-mind and their pets with holistic wellness.

The Company History

Since 2018, we have provided top-of-the-line pet care to over 150 households in Brighton, Brookline, and surrounding areas. The Mindful Mutt has cared for over 200 animals from more than 150 families as a sole proprietorship with 2 independent contractors.

The Mindful Mutt expects to expand pet care services with a brick-and-mortar to fill the need for structured, holistic, safe and experienced canine care in the Boston area by June 2021. Key services include dog daycare, boarding, walking, grooming, and training.

Competitive Advantages

Knowledge	Owner, Deanna Anderson
	● B.S. Human Services, Lasell College 2012
	● Invested in continuing education on canine behavior
	   ○ Pet Care Associates, Member
	   ○ International Association of Animal Behavior Consultants, Member (in process of certifying for Certified Dog Behavior Consultant)
	● Pet First Aid & CPR certified - health and safety of animals always comes first
	● MSPCA Animal Action Team, Member
	● Personal pets include 2 dogs, Nola (10) and Memphis (7)
	The Team
	● Staff trained with full on-boarding and ongoing professional development
	● Professional dog trainer, Micaela Purnell of Community K9 Boston, will provide animal behavior training for the team
	● Supervisors & Advisors, Taylor Keefe, Abigail Verville, and Sammi Arnold, experienced with dog daycare environments, veterinary assistance, home dog boarding, and dog walking. They are pet owners themselves (dogs, cats, and a horse!)

Business Experience	Owner, Deanna Anderson ● Over three years of full-time experience running The Mindful Mutt, caring for dogs, cats, and other small animals while building a clientele of over 200 clients ● Industry experience in administration, sales, marketing, community events, customer relationships, luxury markets, pet care, real

	estate development, project management ● Supervised team members including interns, staff, and independent contractors
Trust & Community Relationships	The Mindful Mutt ● Small business, local and woman-owned ● Personalized, high-touch communication with clients ● Large network of satisfied and enthusiastic clients ● Good rapport with other professional services and receive referrals from other pet care providers
Marketing & Networking	The Mindful Mutt ● Brand name recognition throughout service area thanks mostly to word of mouth and social media marketing ● No breed or size restrictions ● Direct-mail to dog owners (public records) ● Extensive social media giveaways and contests leading up to the opening of the facility ● Free "Walk your neighborhood with The Mindful Mutt" events: group walks with neighbors in surrounding areas at specific dates and times Owner, Deanna Anderson ● Ample experience networking in-person, cold-calling potential clients, and through social and print media ● Planned and hosted many professional networking events
Community Oriented	The Mindful Mutt ● A portion of the boutique retail sales will be donated to animal welfare non-profit organizations ● Community involvement including hosting adoption events and rabies clinics ● Sponsor a foster dog every quarter to provide free socialization classes to increase their chances of adoption ● "Open House" dates for community members to explore the facility ● Provide recommendations, resources, and referrals for other pet care services including veterinarians, low-income services, spay and neuter clinics, rabies clinics, adoption, safe surrender, etc.
Holistic Care	The Mindful Mutt ● Daycare will be STRUCTURED, not a free-for-all for the whole day, which will include down-time to rest, and basic obedience training throughout the day ● Physical and mental stimulation. Indoor and outdoor play (which is not available at all daycares!) with sensory items including puzzles, games, playground/agility equipment, ● Dog-training provided not only during daycare but also in the evening and on weekends with professional dog trainers ● Socialization events for puppies and adult dogs (separately) during quieter hours at the facility ● Acupuncture and massage offered on specific days that clients can book in advance ● Individual doggy suites for boarding - no kennels
Safe, Clean, and Fun Facility	● Kennel Insurance Policy for all pets under our care ● Sanitization of facility daily including floors and boarding area

	● Proper drainage for sanitization ● Air filtering ● Dogs grouped by temperament and size to prevent any injuries ● Overnight staffing in case of emergency or to comfort the dogs ● Radiant heating in a section of each suite for dog's warmth and comfort ● One staff member per every 10 dogs ● Spacious facility limits crowding, dog fights and spreading of pathogens ● Require fecal test (we can send out and bill client), rabies, bordetella, and DAPP vaccines ● Dog temperament exam prior to admittance into the facility ● Partnership with 24-hour veterinarian for pets in our care
Transparency	● Live feed of play areas for clients to check daily ● Emailed report cards for each dog's visit with photos and notes ● Clients permitted to view dog daycare and boarding areas ● Open and high-touch communication ● Social media updates, tags, and messages ● Reports of any poor behavior or incidents immediately upon dog's pick-up, if not sooner
Technology	● Pet Pocketbook: Daily report cards, online scheduling, automatic invoicing, messaging, and updating pet records/care information
Differentiated offerings	● Wide range of services. Most pet care companies in the area lack one or more of the following: outdoor play, structured daycare, training, grooming, high-end boarding, walks and hikes
Established Client-base	● The Mindful Mutt has over 150 satisfied clients with over 200 pets. Some travel up to 30-minutes to drop-off and pick-up their dogs with Deanna, including from South Boston, Cambridge, Somerville, Everett, West Roxbury, Newton, Watertown, and The South End! ● Over 50% of new leads come from referrals of our satisfied clients

Company & Business Description

Company Purpose

The Mindful Mutt will provide professional, safe, and holistic care for dogs that are lacking in daycare and boarding facilities in our surrounding area. We will be a community resource and offer a variety of services to help our clients care for their dogs in the most responsible and healthy ways possible. These services include daycare, boarding, walks, hikes, transportation, grooming, socialization classes for puppies and adult dogs, one-on-one and group training, and holistic services such as pet massage and acupuncture.

Mission/Vision Statement

Holistic Dog Care that Gives Back: The Mindful Mutt's mission is to provide our clients with peace-of-mind and their pets with holistic wellness. We give back through community involvement including therapy dog visits, foster dog sponsorship, and dog safety education for children.

Core Values

1. **Holistic Wellness** - addressing physical and mental health by providing various types of care including, but not limited to, physical exercise, appropriate socialization with humans and dogs, brain games and puzzles, training, grooming, and sensory experiences.

2. **Passionate Pet Care** - Providing for the dogs comes first, which is why we are designing our facility and using best practices that ensure the best for every client's pets

3. **Safe and Healthy** - The health and safety of both employees and dogs are of utmost importance. Daily sanitization and cleaning protocols followed. All pets will be required to have vaccinations and fecal tests. Temperment testing for all dogs prior to admittance in The Mindful Mutt daycare or boarding. Separate areas for dogs of different sizes and temperaments.

4. **Continuing Education** - Everyone from entry-level staff to owner expands knowledge on animal welfare, pet care, and animal behavior modification. Guest speakers for staff meetings and special training will be provided for all employees.

5. **Fostering a Culture of Growth** - When it comes to our clients, we set their dogs up for success. When it comes to our employees, we do the same. The Mindful Mutt will foster growth in areas specific to the individual, offering performance reviews and strategic goals. Opportunities for staff to advance and engage in special projects are ample. We want to keep great employees, but also understand there is likely a next-step after The Mindful Mutt, which we accept as true and valid.

6. **Giving Back** - As part of our local community, The Mindful Mutt gives back through four main avenues: dog safety education for children, therapy dog training and volunteering, non-profit fundraising, and foster dog sponsorship.

The Team

Founder & Owner

1. Deanna Anderson
   - BS Human Services
   - Three years full-time pet care experience as business owner
   - Experience in marketing, sales, and administration
   - Pet First Aid and CPR Certified (Red Cross)
   - International Association of Animal Behavior Consultants, Member
   - Certified Dog Trainer (will soon be certified after passing exam)
   - Dog Owner

Business Advisors:

1. Sunny Ahn
   - Business Mind and Dog Lover
2. Carlos Espinosa
   - JPNDC Small Business Services
   - Business coaching, workshops and resource connections for Boston-based small businesses
3. Awilda Irizarry
   - SBA/Salem State Business Advising
   - I have met with her in the past when launching The Mindful Mutt, and am reconnecting with her for additional support

Real Estate Advisors:

1. Judy Cazeau
   - Boston Trust Realty Group Commercial
   - Licensed Real Estate Professional

Foster Dog Advisors:

1. Bullied Breed Rescue, Brighton, MA
2. Sweet Paws Rescue, New England

Services

Services Offerings & Rates

Daycare	
Full Day	$35
15-day package	$688.75 (5% discount; $32/day)
Unlimited Monthly	$630 ($30/day)
Half Day (4 hours or less)	$25
Boarding	
Per Day	$55
14+ day Extended Stay	$52
1-hr Hike Add-On	$30
Aromatherapy Turn-down	$5
Medical Boarding Add-On	$5
Walks	
30-min Group Walk	$19.50
60-min Group Walk	$29
30-min Solo Walk	$25
Play Group	
30-min Play Group	$19.50
Socialization Classes	
Per Class	$25
Training	
Group Class	$25
One-on-One	$25
Therapy Dog Group Class	$25
Grooming	
All Services	$65+
Health Services	
Acupuncture	$TBD
Massage	$TBD
Chiropractic	$TBD

Products

Holistic & Unique Products

The retail area in the lobby will be small and hyper-focused on fashionable, unique, yet necessary products that contribute to a dog's wellness in holistic ways. These items are based on the needs we have observed with our clients past and present.

- CBD - Mile High Pawducts
- Easy Walk Harnesses
- Handmade collars & leashes
- Branded "The Mindful Mutt leashes"
- Eco-friendly potty pads
- Safety Lights
- Night-time Leash reflectors and harnesses
- Jax Snax - Handmade in Brighton by Emily Killian
- Puzzle Enrichment Toys
- "Organic, Biodegradable" poop bags
- The Mindful Mutt branded tote bags
- Cute handmade poop bag holders
- Seasonal/Festive items

Market Analysis

Target Market

In 2019, $95.7 billion was spent on pets in the US with services aside from veterinary care making up $10.3 billion. In the United States, 63.4 million homes have at least one dog. Annually, the average American dog owner spends $229 on boarding, and $73 in grooming. (American Pet Products Association) Globally, when separated by type of pet, the dog segment held the largest market share at 40 percent. Of the global market share, North American has the largest percentage at 25.16 percent. (Fior Markets)

Our target market is dog owners in the west/south Boston neighborhoods surrounding Brookline. They are mostly professionals, singles, couples, and families with young children. They travel often and are obsessed with their dog's care. Many have extended families in other states, and they are both Boston area natives and "transplants" from across the country. Our current clients include architects, doctors, nurses, marketing professionals, engineers, and sales professionals, among others.

Competitive Advantages

One downside of most dog daycares is that they do not offer a wide-range of services, so they may be addressing one area of the dog's health, but not others. For example, a small dog daycare like those that can be found in Jamaica Plain, Brookline and Brighton, offer socialization and exercise, but they cannot offer downtime or training space due to their lack of square footage. Another business model, located in Newton, offers training for all daycare clients but fails to provide a facility for the dogs, leaving them to rely on public parks and be vulnerable to the elements (rain, wind, mud, snow). This makes for very dirty dogs when they come home; since there are no grooming services offered, pet parents will either have to bathe their dogs or bring them to another company for grooming. Offering a wide-range of services such as grooming, training, socialization classes, in combination with boarding and daycare make The Mindful Mutt a "one-stop-shop" dogs' holistic care. Our health services that will be added at a later date, including acupuncture, chiropractic care, and massage therapy will enhance the services we offer, also.

Our involvement in the community through our Giving Back programs make The Mindful Mutt competitive in its pronouncement in the local neighborhoods. We will be offering dog therapy classes and volunteer opportunities, local non-profit fundraising events, sponsoring local foster dogs with free socialization classes, and teaching elementary school children about safety around dogs. The centralized communities in the Boston-area are drawn to community involvement and will feel the connection to The Mindful Mutt through these Giving Back programs.

Marketing Plan

Positioning Strategy

Our clients are interested in the services offered by The Mindful Mutt because they care immensely about their pets' wellbeing. They will see that we are a good value at a reasonable price, but offer their dogs a wider range of services to contribute to their wellbeing in a holistic manner.

The Professional:
Our clients work long days and feel guilty leaving their dog at home all day, without bathroom breaks, exercise or companionship. Some of our clients feel forced to leave their dogs in sub-par daycare facilities simply because they need to be supervised, which is exactly how these daycares are constantly booked and crowded. A dog who needs supervision most definitely needs structured care and training during their daycare stay, also. Without the wide range of services that The Mindful Mutt offers, our competition won't be able to compete. Our clients can tell that their dog had a fulfilling, rewarding, safe and fun day at The Mindful Mutt but the difference in their personality when they come home, and also by observing them on the live-stream via our website.

The Traveler:
Our clients also travel, both local day-trips, weekend getaways, and extended vacations. They worry about the transparency and communication from the caregivers of their dogs when they leave them. We solve this problem by giving daily email updates and photos, uploads to Instagram and Facebook (posts, stories and live), live-steam via our website, and through our messages in our PetPocketbook software.

The Learning Dog Parent:
Canine and human communication is not as obvious or common-sense as many people believe. The number of unprepared and frustrated humans with dogs seen at any local dog park is mind-boggling. Our socialization classes, group training classes, and one-on-one training not only teach dogs new skills, but people, too! The Mindful Mutt offers a variety of resources for both first-time dog owners or experienced pet parents looking to strengthen their bond with their dog. We provide a solution by providing many types of training methods, not simply sticking to one tactic, as we believe every dog has a different need for becoming a well-rounded, happy, safe dog.

Acquisition Channels

The Mindful Mutt's main customer acquisition channels are:
1. Online marketing
   a. Instagram - organic and paid
   b. Facebook - organic
   c. LinkedIn - organic
   d. Newsletter - email list with lead capture through website
2. Events

      a. "Walk the Neighborhood" on-leash walks in JP for free to teach dog parents basic safe socialization and leash-walking techniques (socially distanced)
      b. Founder's dogs participate as Therapy Dogs at local schools, senior centers, etc.
      c. (Post-Covid) Social events inside the daycare space such as "Pups & Prosecco," and "Barktoberfest"

3. Community engagement
      a. Community service and fundraising events for animal welfare
      b. Sponsoring foster dogs from Bully Breed Rescue/Other Rescues
      c. Educating elementary school classes on safety around dogs
      d. Feature local artists including pet portrait painters in the lobby/retail section.
      e. Commission local artis(s)t for mural
      f. Therapy dog training and volunteering

4. Referrals
      a. Currently ½ of all leads are acquired through word-of-mouth
      b. Discount for referring friends either through service discounts (dog owners) or Dunkin Donuts gift cards (non-dog owners)

During 2021, The Mindful Mutt's focus is online marketing, events and our passionate clients' referrals.

Tools and Technology

- Website & Blog: Wix.com
- CRM: Hubspot (free)
- Social media post scheduling: Later
- Newsletter (links to blog/website): MailChimp
- Social Media Channels: Instagram, Facebook, LinkedIn
- Easy graphics & photo library: Canva membership

Community Engagement

Therapy Dog Training & Volunteering

The Mindful Mutt will offer a 5-6 week course for dogs who have already mastered basic commands and whose parents are ready to take the next step in their relationship: Volunteering! After completion of the course, and passing the final "exam," they will receive a Certificate of Completion and an identifying bandana (or vest). At the beginning of the course, they will commit to TWO volunteer opportunities in the following 4 months and submission of photos for each of their experiences (to be used on social media to promote the program). The volunteer opportunities can be arranged through partnershipsThe Mindful Mutt has with Boston-area community organizations (or they can create their own opportunity in their own neighborhood).

Volunteer opportunities can include:

1. Kids Read to Dogs: Located at The Mindful Mutt, children can be paired with a dog to read to them and practice their confidence, speaking, reading, and social skills. Dogs can be either behind a gate or on a leash without a partition, depending on the child's comfort level
2. Summer Camp Visits
3. Senior Center Visits
4. Nursing Home / Rehab Visits
5. Children's Classroom Visits
6. Work-place Visits
7. College & Grad School Visits
8. Special Needs Program Visits
9. Hospital Visits

Non-profit Fundraising Events

Twice a year, The Mindful Mutt will partner with local businesses to fundraise for non-profit organizations, specifically involving animals

 Ideas for these events include:
1. Dog Social & Auction
2. Dog Carnival
3. Free Play Hours - donation based
4. Barktoberfest - Games, Halloween Costume Contest
5. Dog Fashion Show

Among other organizations sourced from community members, non-profits can include:
1. America's Vet Dogs: Raise service animals and provide them to wounded Veterans at no cost to the Vet.
2. MSPCA Spay and Neuter & Adoption Center
3. Animal Rescue League Adoption Center
4. Guide Dogs for The Blind

Foster Dog Sponsorship

Every quarter, we will sponsor foster dogs to help them get adopted by offering free socialization classes. We are in talks of housing a foster dog at The Mindful Mutt, also. We can also offer free group-training classes.

Children's Dog Safety Education

With the help of a therapy dog, The Mindful Mutt will teach local school children in their classrooms about safety around dogs. This engaging and exciting class for elementary school children will provide simple skills that can literally save a child's life and prevent a life-altering interaction with a dog, whether it is their own pet or a strange dog on the street.

Legal Notes

Legal Structure

The Mindful Mutt is a Limited Liability Corporation.

Legal Considerations

- Kennel License for 10 or more dogs: $60 (must past inspection by Pat Connelly, Supervisor of Animal Control Officers) 617-635-5349 -- spoke with him and he said main concerns are sanitary conditions, noise levels in residential zones, and ventilation for the animals' welfare.
- Zoning Codes in Boston allowing "Kennel" License depend on neighborhood specific ordinance (The location of 1641 Columbus Ave is Industrial and a Kennel License is permitted.
- Building Permit (may also need electric, plumbing permits)
- Must past building inspection
- Must pass fire inspection - BFD
- General Liability and Dog Boarding Liability necessary